SCHEDULE 13G

Amendment No. 1
USA Truck Inc
Common Stock
Cusip #902925106


Cusip #902925106
Item 1:	Reporting Person - FMR LLC
Item 4:	Delaware
Item 5:	0
Item 6:	0
Item 7:	0
Item 8:	0
Item 9:	0
Item 11:	0.000%
Item 12:	    HC


Cusip #902925106
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	0
Item 8:	0
Item 9:	0
Item 11:	0.000%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



Item 1(a).	Name of Issuer:

		USA Truck Inc

Item 1(b).	Name of Issuer's Principal Executive Offices:

		3200 Industrial Park Road
		Van Buren, AK  72956


Item 2(a).	Name of Person Filing:

		FMR LLC

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		902925106

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR LLC, is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	0

	(b)	Percent of Class:	0.000%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	0

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	0

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of any of the class of securities, check the following (X).

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Not applicable

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Securities and Exchange
Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 08, 2008
Date

 /s/ Scott C. Goebel
Signature

Scott C. Goebel
Duly authorized under Power of Attorney
effective as of June 1, 2008 by and on behalf of FMR LLC and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on August 08, 2008, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Common Stock of USA Truck Inc at July 31, 2008.

	FMR LLC

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of FMR LLC and its direct
and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of Edward C. Johnson 3d